

May 6, 2014

<u>Via E-mail</u>
Andrew Fellner
Chief Executive Officer and Chief Financial Officer
Strategic Global Investments, Inc.
8451 Miralani Drive
Suite D
San Diego, California 92126

> **Re: Strategic Global Investments, Inc.**
> **Offering Statement on Form 1-A**
> **Filed April 17, 2014**
> **File No. 024-10377**

Dear Mr. Fellner:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

<u>Item 5. Unregistered Securities Issued or Sold Within One Year, page 3</u>

1.   The number of shares sold during the one year prior to the filing of the 1-A do not match the number of shares reported sold on your Form 2-As for that same period. Please advise.

2.   We note the disclosure that Andrew Fellner received 750 million shares in consideration for foregoing all claims to the $750,000 salary "which he could have demanded for his services" from May 2010 to January 1, 2014. However, on page 35 under Compensation of Officers and Directors, you state that the board has established a "target salary" for Mr. Fellner of $120,000 per year "but may begin paying him a smaller salary based on the financial situation of the company." Please reconcile.

3.   We note that you have incorporated by reference the pages supplied in Exhibit A to the
        Form 1-A in lieu of updating your disclosure in this section. However it is not clear from
        the list contained in Exhibit A how much cash was raised through these sales. Please
        revise to include all the disclosure required by Item 5, including the cash proceeds from
        each sale.

Our Business, page 27

Medical Marijuana Growing, page 30

4.   Expand your discussion of Bearpot, Inc.'s business to address the following:
        • Where Bearpot's facilities are located in Colorado;
        • The size and anticipated production capacity of Bearpot's growing houses;
        • When you expect to begin selling medical marijuana to distributors;
        • Who you have identified as potential distributors; and
        • The current state and federal regulations impacting the business.

Market for and Dividends on our Common Stock and Related Stockholder Matters, page 37

5.   Please reconcile your reported 31,172,091,754 shares outstanding with the number of
        shares sold in your two completed and your current Regulation A offerings.

General Financial

6.   We note on page 20 your acquisition in February 2014 of a subsidiary in Colorado which
        grows marijuana plants. Please tell us whether or not the purchase business combination
        of February 2014 was significant using the tests in Rule 1-02(w) and, therefore, calling
        for reporting requirements of Rule 3-05 of Regulation S-X.

Statement of Operations for the Years Ending December 31, 2013 and 2012, page F-3

7.   We note a material increase in Selling, General and Administrative expenses for the year
        ended December 31, 2013. Please explain what caused the increase and to whom the
        expenses were paid.

Statement of Cash Flows for the Years Ending December 31, 2013 and 2012, page F-5

8.   Please revise your reconciliation of net loss to operating cash flows to include net loss as
        it is presented on your Statement of Operations.

Note 4 – Stockholder's Equity, page F-12

9.   We note you disclose note receivables totaling approximately $1 million in exchange for
        stock during 2013, and you show on your Statement of Cash Flows total proceeds from

Andrew Fellner
Strategic Global Investments, Inc.
May 6, 2014
Page 3

stock issuances of approximately $614,000 for the same fiscal year, but you do not present any note receivables on your balance sheet for the year ended December 31, 2013. Please explain and reconcile for what appears to be a discrepancy between presented cash received for stock issuances and your disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376, or Robert Littlepage, Accountant Branch Chief at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Adviser, at (202) 551-3436, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director